

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 30, 2011

<u>Via Email</u>
Mr. David Pomerantz
Chief Financial Officer
Gulf United Energy, Inc.
P.O. Box 22165
Houston, Texas 77227-2165

      Re: Gulf United Energy, Inc.
              Form 10-K for the Fiscal Year Ended August 31, 2010
              Filed December 7, 2010
              File No. 000-52322

Dear Mr. Pomerantz:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Kevin L. Vaughn

              Kevin L. Vaughn
              Accounting Branch Chief